

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Brian Shure
Chief Financial Officer
Lowell Farms Inc.
19 Quail Run Circle
Suite B
Salinas, CA 93907

       Re: Lowell Farms Inc.
           Registration Statement on Form S-1
           Filed August 30, 2021
           File No. 333-259174

Dear Mr. Shure:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Kenneth G. Alberstadt